NEWS RELEASE

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

May 16, 2011
FOR IMMEDIATE RELEASE

ENERPLUS ANNOUNCES SALE OF
NON-OPERATED MARCELLUS INTERESTS

Calgary, Alberta - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that we have entered into an agreement to sell a portion of our Marcellus natural gas interests in Pennsylvania, Maryland and West Virginia for estimated proceeds of US$575 million, including closing adjustments which take into account production and capital spending from the effective date.

The sold interests include approximately 91,000 net acres, primarily non-operated, in southwest and central Pennsylvania, Garrett County in Maryland and northern West Virginia, with an independent contingent resource assessment of 1.6 Tcfe of natural gas as of December 31, 2010. Proved plus probable reserves associated with these leases at December 31, 2010 were 24.5 Bcfe and current production is approximately 5.4 MMcfe/day. We anticipate closing the transaction by the end of the second quarter, subject to customary closing conditions.

"The sale of a portion of our non-operated leases captures a significant gain for Enerplus and improves our financial flexibility and ability to pursue our capital investment strategies. In addition, we are retaining a concentrated, meaningful position in this top tier shale play," says Gordon Kerr, President & Chief Executive Officer of Enerplus. As a result of the sale, Enerplus has increased the concentration of operated acreage and will have a greater ability to control the pace and level of capital spending going forward. Enerplus will retain its current non-operated interest in the prolific northeastern Pennsylvania region which has outperformed our production expectations over the past 18 months.

Enerplus first entered into the Marcellus in 2009 via a joint venture arrangement with Chief Oil & Gas Ltd. ("Chief"), purchasing a 21.5% working interest in 540,000 gross acres. Subsequent to that transaction, we purchased additional leases and increased our ownership to over 200,000 net acres.

Upon conclusion of this transaction, Enerplus will retain all of our non-operated acreage in Bradford, Susquehanna, Lycoming, Columbia, Tioga, Wyoming and Sullivan counties in northern Pennsylvania as well as our operated acreage in Clinton County, Pennsylvania, Garrett County, Maryland and Preston County, West Virginia. We will retain ownership in approximately 110,000 net acres of land with an independent best estimate of 2.3 Tcfe of natural gas contingent resource and 92 Bcfe of proved plus probable natural gas reserves, each as of December 31, 2010. Of this total, approximately 60% (or 66,000 net acres) will be operated by Enerplus.

Proceeds from the transaction will more than eliminate our current bank debt. The assets being sold had a forecast exit production of approximately 20 MMcfe/day. We will be reviewing our capital spending and production guidance for 2011 as a result of the transaction and will provide an update at a later time.

BMO Capital Markets acted as exclusive advisor to Enerplus on this transaction.

For further information, please contact our Investor Relations Department at 1-800-319-6462 or email investorrelations@enerplus.com.

- 30 –

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

INFORMATION REGARDING RESERVES, RESOURCES AND OPERATIONS

Barrels of Oil Equivalent and Cubic Feet of Gas Equivalent

This news release also contains references to "BOE" (barrels of oil equivalent), "Mcfe" (thousand cubic feet of gas equivalent), "MMcfe" (million cubic feet of gas equivalent), "Bcfe" (billion cubic feet of gas equivalent) and "Tcfe" (trillion cubic feet of gas equivalent). Enerplus has adopted the standard of one barrel of oil to six thousand cubic feet of gas (1 bbl: 6 Mcf) when converting oil to Mcfes, MMcfes, Bcfes and Tcfes. Mcfes, MMcfes, Bcfes and Tcfes may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.

Contingent Resource Estimates

*This news release contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as "contingent resources" the estimated discovered recoverable quantities associated with a project in the early evaluation stage." There is no certainty that we will produce any portion of the volumes currently classified as "contingent resources". The "contingent resource" estimates contained herein are presented as the "best estimate" of the quantity that will actually be recovered, effective as of December 31, 2010. A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.*

For information regarding the primary contingencies which currently prevent the classification of our disclosed "contingent resources" associated with our Marcellus shale gas assets as reserves and the positive and negative factors relevant to the "contingent resource" estimate, see our Annual Information Form for the year ended December 31, 2010 (and corresponding Form 40-F), a copy of which is available on our SEDAR profile at www.sedar.com and a copy of the Form 40-F which is available on our EDGAR profile at www.sec.gov.

FORWARD-LOOKING INFORMATION AND STATEMENTS

*This news release contains certain forward-looking information and statements ("**forward-looking information**") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: the estimated proceeds from the sale; future capital and development expenditures and the timing and allocation thereof among our resource plays and assets; the performance of and future results from Enerplus' assets and operations, including anticipated production levels, the volumes and estimated value of Enerplus' oil and gas reserves and contingent resource volumes, and the volume and product mix of Enerplus' oil and gas production.*

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: there will not be significant closing adjustments to the sale price; that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus'

development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserve and resource volumes; commodity price and cost assumptions; the continued availability of adequate debt and/or equity financing and cash flow to fund Enerplus' capital and operating requirements as needed; and the extent of its liabilities. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: unanticipated closing adjustments to the sale price; changes in commodity prices; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from development plans or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties, increased debt levels or debt service requirements; inaccurate estimation of Enerplus' oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in Enerplus' Annual Information Form and Form 40-F described above).

The forward-looking information contained in this news release speak only as of the date of this news release, and none of Enerplus or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.